CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Fixed Rate Senior Notes Due 2016	$253,510,000	$27,125.57

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 136 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated October 31, 2006
Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Senior Notes Due 2016

     We, Morgan Stanley, may redeem some or all of these Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2016 (the “notes”) at any time in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities— Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below relating to the notes.

     The notes offered hereby will accrue interest from October 18, 2006 and constitute a further issuance of, and will be consolidated with, the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2016 of Morgan Stanley issued on October 18, 2006, which we refer to as the “original notes,” and form a single series with those original notes. The issuance of these notes will increase the aggregate principal amount of the outstanding notes of this series to $1,500,000,000. The notes will trade interchangeably with the original notes under the CUSIP and ISIN noted below assigned to the original notes and the notes.

     We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

     We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” subject to and as modified by the provisions described below.

Principal Amount:	$250,000,000	Interest Payment Period:	Semi-annual
Maturity Date:	October 18, 2016	Business Days:	New York
Settlement Date		Agent:	Morgan Stanley & Co.
(Original Issue Date):	November 3, 2006		Incorporated
Interest Accrual Date:	October 18, 2006	Minimum Denominations:	$100,000 and integral
Issue Price:	101.404%, plus accrued		multiples of $1,000 in
	interest from and		excess thereof
	including October 18,	ISIN:	US61746BDB99
	2006	CUSIP:	61746BDB9
Redemption Percentage		Other Provisions:	Optional make-whole
at Maturity:	100%		redemption (treasury
Interest Rate:	5.75% per annum		spread: plus 15 basis
	(calculated on a 30/360		points)
day count basis)
Interest Payment Dates:	Each April 18 and
October 18, commencing
on April 18, 2007

     Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

MORGAN STANLEY

BMO CAPITAL MARKETS CORP.	WELLS FARGO SECURITIES, LLC

Supplemental Information Concerning Plan of Distribution

     On October 31, 2006, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 100.954% plus accrued interest from and including October 18, 2006, which we refer to as the “purchase price.” The purchase price equals the stated issue price of 101.404% plus accrued interest from and including October 18, 2006, less a combined management and underwriting commission of 0.45% .

Principal Amount
Name	of Notes

Morgan Stanley & Co. Incorporated	$245,000,000
BMO Capital Markets Corp	$2,500,000
Wells Fargo Securities, LLC	$2,500,000

Total	$250,000,000

     We will offer the notes on a global basis as described in the accompanying prospectus under the heading “Securities Offered on a Global Basis Through the Depositary.”

     With respect to notes to be offered or sold in the United Kingdom, each manager agrees (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such manager in relation to the notes in, from or otherwise involving the United Kingdom.

     Each manager agrees that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan including any corporation or other entity organized under the laws of Japan) or to others for the re-offering or re-sale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and other relevant laws and regulations of Japan.

     Furthermore, each manager agrees that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

PS-2